Exhibit 99.1

No. 27/07

IAMGOLD ANNOUNCES APPOINTMENT OF CHIEF OPERATING OFFICER

Toronto, Ontario, November 12, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the appointment of Mr. Gordon Stothart as Chief Operating Officer.  Mr. Stothart joins the Company from an operations leadership position for one of the largest global metals producers and brings over 20 years of industry experience.  He was responsible for technical management and development of five copper projects in South America including the large scale Antamina and Collahuasi mines.  Prior to this role, Mr. Stothart served as the general manager and operations manager at three mines including Lomas Bayas, Antamina and Brunswick.  He also spent several years as a manager within the Business Development group for a multinational metals producer and provided technical analysis for acquisition opportunities globally.

“I am pleased to welcome Gordon to IAMGOLD.  His depth of experience will compliment our existing management team and his skill set is a great fit to enhance our ongoing and future operations,” stated Joseph Conway, President & CEO.   “Establishing a COO position within our management structure will bring greater oversight, guidance and focus to our operations which will have a positive impact on the quality of our production and our growth as a global operator.”

Mr. Stothart in his role as the Chief Operating Officer will be responsible for all IAMGOLD operations and joint venture interests.  He will work closely with the entire senior management team to achieve IAMGOLD corporate objectives of improving operations and ensuring continued growth.  Mr. Stothart will join IAMGOLD in early December.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.